SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2009

List of Exhibits:

1. News Release entitled, “CNH Board Recommends 2009 Dividend Suspension”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 20, 2009

FOR IMMEDIATE RELEASE
For more information contact:
Ralph Traviati	News and Information	(630) 887-2159
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Board Recommends 2009 Dividend Suspension

BURR RIDGE, Illinois - (February 19, 2009) - The Board of Directors of CNH Global N.V. (NYSE:CNH) recommended that the Company suspend payment of its annual cash dividend for the current year.

While 2008 was an excellent year for CNH, in terms of both sales and profitability, the Board believes that in these times of economic turbulence the Company should conserve cash, while maintaining a prudent level of industrial investment.

The Board’s recommendation is subject to the approval of shareholders at their annual general meeting scheduled for March 20, 2009.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.